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Exhibit (4)(b)(2): Enhanced Death Benefit Rider.

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                     UNITED OF OMAHA LIFE INSURANCE COMPANY

                          ENHANCED DEATH BENEFIT RIDER

This Rider is part of the policy to which it is attached. It is subject to all of the policy provisions which are not inconsistent with the Rider provisions.

DEFINITIONS

Anniversary Value means the Accumulation Value on a policy anniversary.

EFFECTIVE DATE

The effective date of this Rider is the date of issue of the policy.

CONSIDERATION

The consideration for this Rider is the Enhanced Death Benefit Rider charge shown on the policy data page.

DEATH BENEFIT

The Death Benefit provision of the policy is hereby deleted and replaced with the following:

The death benefit is the amount payable to the beneficiary if any owner dies before the Annuity Starting Date. We will deduct any applicable premium tax from the death benefit payable.

If you had not attained age 75, the death benefit equals the greatest of:

     (a) the Accumulation Value as of the end of the Valuation Period during which we receive Due Proof of Death and an election of a Payout Option; or
     (b) the greatest Anniversary Value, plus any Purchase Payment paid after that anniversary and reduced proportionately by any partial withdrawals made after that anniversary; or
     (c) the sum of the Net Purchase Payments reduced proportionately by any partial withdrawals, accumulated at a 5% Interest Rate, up to a maximum of two times the Net Purchase Payments.
     (d)

If you had attained age 75, the death benefit equals the greatest of:

     (a) the Accumulation Value as of the end of the Valuation Period during which we receive Due Proof of Death and an election of a Payout Option; or
     (b) the greatest Anniversary Value up to the last policy anniversary before you attained age 75, plus any Purchase Payments paid after that anniversary and reduced proportionately by any partial withdrawals made after that anniversary; or
     (c) the sum of the Net Purchase Payments reduced proportionately by any partial withdrawals, accumulated at 5% Interest, up to a maximum of two times the Net Purchase Payments.

A partial withdrawal will reduce the death benefit in the same proportion that the Accumulation Value was reduced on the date of the withdrawal. For each withdrawal, the reduction is calculated by multiplying the death benefit by a fraction. The numerator of the fraction is the amount of the partial withdrawal. The denominator is the Accumulation Value immediately prior to the withdrawal.

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TERMINATION

This Rider terminates on the earliest of the following:

     (a)  the Annuity Starting Date;
     (b)  the date we receive your written request to terminate the Rider; or
     (c)  the date the policy terminates.

If you terminate the Rider, the Enhanced Death Benefit Rider charge shown on the data page will no longer apply. Once terminated, this Rider cannot be reinstated.

                                          United of Omaha Life Insurance Company
                                          /s/ M. Jane Huerter
                                          Corporate Secretary